UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

THE SECURITIES EXCHANGE ACT OF 1934

Date: April 15, 2025

Commission File No. 0-53646

Grown Rogue International Inc. (formerly Novicius Corp.)

(Translation of Registrant’s name into English)

550 Airport Road

Medford, Oregon, United States 97504

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐          No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐          No ☒

TABLE OF CONTENTS

1.	Form 51-102F3 Material Change Report related to Grown Rogue Closing a US$7.0M credit facility with a FDIC insured bank, as originally filed on Sedar on April 8, 2025
2.	News Release- Grown Rogue to Hold First Quarter 2025 Results Conference Call on May 13, 2025, as originally filed on Sedar on April 10, 2025
3.	News Release- Grown Rogue Announces Conversion of Remaining Debentures, as originally filed on Sedar on April 14, 2025
4.	News Release- Grown Rogue Provides New Jersey Cultivation Update, as originally filed on Sedar on April 15, 2025

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated	April 15, 2025	GROWN ROGUE INTERNATIONAL INC.
(FORMERLY: NOVICIUS CORP.)

		By:	/s/ Obie Strickler
		Name:	Obie Strickler
		Title:	President & Chief Executive Officer

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